November 22, 2006

BY EDGAR

Zafar Hasan, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re:	Lab123, Inc.
Registration Statement on Form SB-2
File No. 333-137545
Filed: September 22, 2006

Dear Mr. Hasan:

  Reference is made to your comment letter, dated October 20, 2006 to our client, Lab123, Inc. (the “Company”), relating to the subject registration statement (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

General

1.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

We have so noted.

2.
In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

We have done so throughout this letter.

3.
Please file as promptly as possible all exhibits to the registration statement. We note, for example, that you have not filed the warrant relating to the issuance of shares and we have included a number of comments relating to the warrant below. Please note that we may have comments on these materials once they are filed.

The two warrants were filed as exhibits to the initial filing. The only exhibit which was not filed with the initial filing is being filed with Amendment No. 1

4.
Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

All of the graphic, visual and photographic information that will be in the printed prospectus is contained in the filing that has been made by Edgar.

5.
Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

We have so noted.

6.
Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

We have so noted.

7.
We note your statement that the selling stockholders will sell their shares at a price ranging from $1.15 to $1.90. However, since there is no market for the securities, the shares must be sold at a fixed, pre-determined price. Please revise your disclosure to include a fixed price and make all conforming changes, including but not limited to the plan of distribution, fee table, etc., as necessary.

The selling shareholders have agreed to sell shares at a fixed price of $1.20 per share until a public market develops for their shares and revisions have been made throughout the registration statement to reflect this agreement

8.
In light of your recent formation, the fact that Biosafe owns almost all your voting stock, your limited number of selling stockholders, the selling stockholders relationship with the company, and the fact that substantially all outstanding shares are being registered for resale, please provide us with an analysis explaining why this offering should be considered a secondary offering rather than a primary offering.

The Company has reduced the number of shares of common stock being sold pursuant to the registration statement from 14,323,000 shares to 2,925,000 shares. The reduction reflects:

•	A reduction in the number of shares of common stock issuable upon conversion of the series A preferred stock held by Barron Partners, L.P. (the “Investor”) from 3,774,000 shares to 1,400,000 shares.

•	A reduction in the number of shares issuable upon exercise of the warrants held by the Investor from 3,774,000 shares to 1,400,000 shares.

•
The elimination of the 6,050,000 shares of common stock held by BioSafe Laboratories, Inc (“Biosafe”), the Company’s principal stockholder, and the 600,000 shares of common held by Michael Sosnowik, the Company’s Chief Executive Officer, which were previously included in the registration statement.

As a preliminary manner, the Company believes that neither of the two remaining selling stockholders, the Investor and Lawrence and Kathleen Zangani, are underwriters, as defined by Section 2(11) of the Securities Act. The sales by the selling stockholders do not constitute an indirect public offering. The issuances to the selling stockholders are not analogous to an equity line, where there is no completed private placement. The sale to the Investor is a completed private placement in which the Investor purchased and paid for the securities. There is no incomplete or revocable transaction.

The Company issued 125,000 shares to Lawrence and Kathleen Zangani for services rendered in connection with the Company’s organization in September 2006 and such sale is also a completed private placement.

The Company believes that, with the revised structure, the offering is clearly a secondary offering to which Rule 415 applies for the following reasons.

Rule 415(a)(1)(i) provides that securities may be registered for a continuous offering provided that the securities “are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”

Aside from the fact that the neither the issuer nor a parent or subsidiary of the issuer is selling stock in this offering, we do not believe that the sale of common stock by the selling stockholders constitutes, in essence, an offering on behalf of the issuer for the following reasons.

•
The only sale by or on behalf of the issuer involving the selling stockholders was the sale of securities in September 2006 in a private placement pursuant to a securities purchase agreement with the Investor, which was exempt from registration pursuant to Sections 4(2) and 4(6) of the Securities Act and Rule 506 of the Commission thereunder. That private placement constituted the primary offering by the Company.

•
The Investor made a $2 million investment in the Company. In exchange for the $2 million investment, the Investor received (i) 3,774,000 shares of series A preferred stock, (ii) five-year warrants to purchase an aggregate of 1,887,000 shares of common stock at $.80 per share and 1,887,000 shares of commons stock at $1.10 per share. The series A preferred stock are convertible into 3,774,000 shares of common stock, subject to adjustment. However, not all of the shares of common stock issuable upon conversion of the series A preferred stock are being registered. The Investor is not registering approximately 63% of the shares that are issuable upon conversion of its series A preferred stock. Thus, of the $2 million investment, the investor continues to bear the investment risk with respect to approximately $1.25 million, or 63% of its investment.

•
The Investor made an investment in the Company and holds the risk of ownership. The Investor has the risk of ownership for its own account, and will continue to hold the risk of ownership as to the 2,374,000 shares of common stock issuable upon exercise of the series A preferred stock which are not being registered. Further, both because of the lack of a public market and the limitation as to the number of shares that the Investor may own at any time, even after the registration statement is declared effective, the Investor will continue to bear the risk of ownership thereafter.

•
The registration of the common stock was a condition subsequent to funding, not a condition precedent. As a result, the Investor bears the risk that the Company would fail or be unable to register the securities. Further, there is no market for the common stock, as a result of which the Investor is bearing the further risk of not being able to sell the shares, even if they are registered. The risks being borne by the Investor are further evidence that this is not an offering by or on behalf of the Company. The Company has already received the proceeds of its sale. The transaction is not analogous to an equity line, since the Investor has already made its investment.

•
The Investor is not entitled to any cash payment in the event that the underlying shares are not registered. Although the registration rights agreement provides for liquidated damages, liquidated damages are payable only in shares of series A preferred stock and there is a limit on the number of shares of series A preferred stock that may be issued. Accordingly, there is no cash settlement with respect to the Company’s obligation to register the underlying shares, which is further evidence that the Investor is not an underwriter, that it is continuing to carry a significant risk that the Investor may not be able to sell the shares and that the offering is a bona fide secondary offering.

•
The number of securities issuable upon conversion of the series A preferred stock is fixed, subject only to the Company meeting agreed-upon levels of EBITDA. There is no market component in the pricing of the series A preferred stock whereby the Investor would receive more shares if the market price drops. The series A preferred is not a death spiral security. The Investor, not the Company, bear the risk of a decline in the stock price. Similarly, the transaction is not analogous to an equity line of credit since the Investor has made its investment.

•
There are presently 7,675,000 shares of common stock outstanding. If the series A preferred stock that is registered in the offering is converted into common stock to the extent of the 1,400,000 shares of common stock included in the registration statement, the Investor’s shares of common stock that are being registered would represent 32.23% of the outstanding shares of common stock after giving effect to such conversion.

•
By the terms of the series A preferred stock and the warrants, the Investor cannot own more than 4.9% of the outstanding common stock, computed in accordance with the beneficial ownership rules of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the certificate of designation, the warrants and the securities purchase agreement all provide that this provision cannot be amended. In this connection, it is well settled case law that such restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934. The Commission has always been a strong supporter of this position, See: Amicus Brf. of Securities and Exchange Commission in Levy v. Southbrook Int’l., No. 00-7630. Within that Brief we note the discussion cited by the Commission at p.9-10, in reference to the district court case. The court was confident that Section 16(b) “was not intended to reach this hypothetical investor” because such an interpretation “would extend the statute’s sweep beyond those with insider power and information”(emphasis added). Although the Company’s concern does not relate to Section 16(b), the importance of the position that such holders do not possess insider control is equally applicable. Similar case law with respect to the applicability of ownership caps can be found for Rule 13d-3. See e.g. Global Intellicom, Inc. v. Thomson Kernaghan et. al., Fed. Sec. L. Rep. (CCH) ¶90,534 (U.S.D.C., S.D.N.Y 1999).

•
The Investor does not have any control relationship with the Company and is not, therefore, an affiliate of the Company. It has no right of board representation and the preferred stock is non-voting, except for a very limited number of matters which require approval of the holders of 75% of the series A preferred stock. As a result, the Investor has no ability directly or indirectly to control the actions of the Company either by contract or through management or the exercise of voting rights, and it has no special access to material non-public information concerning the Company.

•
The sale by the Investor of its shares is not analogous to an offering by the Company. In a Company offering, other than pursuant to a firm commitment offering, the Company does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering have been deposited into an escrow account and have cleared. The Investor made a cash investment, and the Company has received the proceeds from the sale of securities to the Investor. The Investor has a contractual right to have the Company register the common stock underlying its series A preferred stock and warrants, but the Company received the proceeds from the sale in September 2006.

•
The rights under a registration rights agreement can not be equated with the actual registration of the common stock. It is not self-effecting and it does not automatically result in the registration statement being either filed or declared effective.

•
The remaining registered shares are issuable upon exercise of warrants, and that exercise is dependent upon a market price which is greater than the exercise price of the warrants. Further, the warrants provide for an exercise price which is greater than the conversion price of the preferred stock. In order for the Investor to receive additional shares of common stock upon exercise of the warrant, the Investor would have to make a further investment in the Company.

•
The Investor is a private investor and is not in the business of underwriting securities, and, as a factual matter, the Investor is not acting as a conduit for the Company. Rather it has purchased the shares for its own account and has already held the risk of ownership for more than eight months. Even when the shares are registered, the Investor will continue to own, and bear the risk of ownership, with respect to more than 63% of its investment.

•
The Company and the Investor are aware of the position of the staff with respect to sequential offerings and, while the Investor retains registration rights with respect to the securities which are not being included in this registration statement, it will not exercise such rights in a manner which it believes is not consistent with the policy of the staff as it relates to the integration of sequential public offerings.

•
Mr. and Mrs. Zangani received their shares for services rendered, and they bear the risk of ownership of their shares. They are not in the business of underwriting securities, and the number of shares which they are registered (125,000) represents approximately 1.6% of the presently outstanding shares.

9.	Does Barron have any plans to convert its Series A stock or to exercise warrants? If so, you should describe such plans in the Summary and in the Selling Stockholder page.

Barron has informed the Company that it has no specific schedule for converting the Series A Stock or exercising any warrants.  However, Barron recognizes that without its acquisition and sale of common stock of the Company, there may be no sellers other than the shares which are being sold by the Zangani's.  As a result, Barron may initially acquire a modest number of shares of common stock through conversion of the Series A Stock and sell such shares. The number of shares that Barron will convert and sell will depend on the market for the stock.  Barron has informed the Company that it does not intend to engage in any method of sale which can be distinguished from ordinary trading transactions by the magnitude of the offering or the presence of special selling efforts and selling methods.  Thus, Barron will not sell more than it perceives can be sold in normal trading transactions.

10.
Please consider whether it is appropriate to register for resale shares issued to Mr. Sosnowik that are restricted until August 2007. As Mr. Sosnowik cannot sell the shares until they are vested, why are they being registered for resale at this time?

We have withdrawn from the registration statement all of the 600,000 shares owned by Mr. Sosnowik originally included to be registered for resale.

Prospectus Summary, page 3

11.
Please revise your summary to include a brief discussion of your products and background information about the company, such as when the company was incorporated, how the license with Biosafe came about and any other key points relating to the company or the offering.

We have added the requested disclosure to the Summary on page 3.

12.
Please revise to disclose when the warrants issued to Barron Partners become exercisable and when the Series A Stock becomes convertible. Also, disclose the exercise price of the warrants. Your summary currently states that you issued warrants to purchase an aggregate of $3,774,000 shares of common stock." Please clarify whether you intended to disclose that the warrants were to purchase 3,774,000 shares or whether the exercise price is for $3,774,000.

We have added the requested disclosure on page 3 of the Summary. The placement of a dollar sign in front of the phrase “3,774,000 shares” was a typographical error in the initial filing and the dollar sign has been removed.

Risk Factors, page 5 General

13.
Please consider whether you should include risk factors relating to the fact that Biosafe owns a very high percentage of your outstanding common stock and effectively controls the company, As a result, Biosafe can prevent a change in control transaction that might be beneficial to shareholders or could take other action which does not benefit unaffiliated stockholders.

We have added a risk factor to such effect on page 6 under Risk Factors.

14.
Please include a risk factor disclosing the reduction in conversion price and exercise price of the Barron series A stock and warrants if you issue stock at a purchase price below the Barron conversion price or warrants or convertible securities at an exercise or conversion price less than the conversion price of the Series A stock.

We have added a risk factor to such effect on page 6 under Risk Factors.

15.
Please revise to include a risk factor disclosing the reduction in the Barron Series A stock conversion price and warrant exercise prices if EBI'DTA for the three months ended December 31, 2006 and December 31, 2007 are below certain thresholds.

We have added a risk factor to such effect on page 6 under Risk Factors.

We have only recently been organized and have very little operating history, page 5

16.
Rather than state that the Company is subject to all the risks encountered by a new company, please revise to describe what these risks are. Please also consider whether any of these risks are sufficiently significant to warrant disclosure in a separate stand alone risk factor discussion.

We have deleted what was the last sentence the risk factor in the initial filing. We believe that we have addressed all material risks in the Risk Factors section.

Rapid screening and diagnostic at-home testing devices..., page 5

17.	Please explain what you mean when you say you are not licensed to sell products in the professional market.

We have revised the second sentence of the risk factor on page 5 in an attempt to clarify the meaning.

18.	Provide the basis for your belief that the market for your products and other rapid testing products is very large.

We have deleted what was the fourth sentence of the risk factor on page 5 in order to withdraw the statement.

We have been the subject of a going concern opinion..., page 5

19.	Please revise to explain that a going concern opinion often results in difficulty raising funds and/or in terms that are less favorable to the company.

We have added a sentence immediately preceding the last sentence of the risk factor on page 5 to provide this explanation.

We may continue to incur losses and are likely to require additional financing... page 5

20.
We note your statement that you may be required to limit or completely curtail your research and development activities. This statement implies that you are conducting research and development activities. Please either revise your "Business" section to describe these activities, or revise this statement to clarify that you do not conduct these activities and you may not be able to conduct them in the future without sufficient financing.

We have revised the risk factor by adding a sentence at the end stating that we currently do not conduct research and development activities and we may not be able to conduct activities in the future without additional financing. We also deleted a reference to research and development activities in what is now the next to last sentence of such risk factor.

Competition in the human medical diagnostic industry . page 6

21.	Please name your competitors in this section and describe the specific advantages held by each relative to the company.

We have revised the risk factor on page 7 to add the names of the Company’s competitors and to describe advantages held by certain competitors.

Our products and activities are subject to regulation by various governments and government agencies… page 6

22.
We note your statement that distribution outside the U.S. is subject to extensive foreign government regulation. Do you have current plans to distribute your products outside the U.S.? If you do, please revise the "Business" section to describe these plans and any steps you have taken to obtain approval from foreign governments.

We have revised the risk factor on page 7 to delete reference to foreign regulatory agencies.

Our success depends. in part, on our ability of our partners, to obtain patents and license patent rights..., page 6

23.
You describe the risk as being related to litigation costs, Please consider whether there are risks associated with the intellectual property you license being invalidated or an infringement upon the intellectual property of another entity.

We have revised the risk factor on page 8 by adding two sentences at the end of the discussion relating to the risk that the Company’s intellectual property could be invalidated or determined to infringe the rights of others.

We depend on our suppliers for our products' components, page 7

24.
It appears that you purchase all of your products from Biosafe. Therefore, it is not clear why you refer to "second vendors for all critical raw materials" and "main supplier for a given material." Please revise or advise.

We have revised the entire risk factor on page 8 so as not to imply that we currently have other suppliers.

25.
If you purchase all your products from Biosafe, please revise your risk factor heading  accordingly, Also, file the supply agreement with Biosafe as an exhibit. If you do not have a  formal supply agreement with Biosafe, please specifically state that you do not have such an  agreement.

We have revised the entire risk factor on page 8 so as not to imply that we currently have other suppliers. The license agreement with Biosafe, which was filed as Exhibit 10.2 to the initial filing, is the only agreement between Biosafe and the Company pertaining to supply of the licensed products.

Due to the specialized nature of our business, our success will be highly dependent upon our ability to attract and retain qualified scientific and executive personnel. page 7

25.	If Mr. Sosnowik has any plans to leave the company, you should disclose this fact.

We have no knowledge that Mr. Sosnowik has any plans to leave the Company.

The testing, manufacturing and marketing of medical diagnostic devices entails an inherent risk of productivity claims. page 7

26.	Please revise to disclose the limitation of your insurance.

We have added this information to the risk factor on page 8.

There has to date been no active public market for our Common stock. , page 8

28.
Many of the bullet points warrant separate risk factor disclosure. Please revise to describe each material risk in a stand alone discussion following a heading that identifies the risk and potential consequences.

We have added separate risk factors entitled “Our quarterly operating results are  likely to fluctuate, which may affect our stock price” and “The registration and sale by our stockholders of a significant number of shares could depress our stock price  and encourage short sales by third parties” on page 9 to describe two of the risk  referred on a stand alone basis.

29.
Additionally, if you currently do not have an analyst following and you retain a risk addressing the possibility that your revenue or income may be below analysts' expectations, you should clarify that you do not currently have an analyst following and might never develop an analyst following.

We have revised the risk factor on page 9 to delete the reference to analysts

30.	Please discuss the penny stock regulations and the consequences of your securities being subject to the penny stock regulations as a separate risk.

We have added a heading called “Because we may be subject to the "penny stock" rules, you may have difficulty in selling our common” in order to discuss the penny stock regulations as a separate risk.

Failure to achieve and maintain effective internal controls.... page 9

31.	Please revise the statement that you "may be" required to document and test our internal control procedures to state that you will be required.

We have revised the risk factor on page 9 accordingly.

Because the purchaser of our Series A, ..p.9

32.	Please explain how a right of first refusal could prevent the company from selling stock.

We have revised the risk factor on page 11 to explain how a right of first refusal can impair the Company’s ability to raise capital.

Because the holder of our warrants....p. 9

33.	Please revise to disclose the risk a cashless exercise poses for investors, including a risk of dilution as well as any other potential risks.

We have added a sentence at the end of the risk factor on page 11 to discuss this  risk.

The issuance and sale of the registered common stock could result in a change of control, page 10

34.
Given the limitation that Barron cannot exercise warrants or convert preferred shares to the extent that Barron or its affiliates would own more than 4.9% of the outstanding stock, please explain how the shares offered by Barron would constitute 49.6% of the outstanding common stock and could result in a change in control.

We have revised the risk factor on page 11 to clarify how this could occur.

Determination of offering price, page 10

35.
As noted in our comment above, the offering must include a fixed offering price. In addition, we note that Item 505 of Regulation S-B requires that you describe the factors that determine this fixed price. You have not included this information in this section. In this regard, we note that Barron paid $2M for 3.774M shares ($0.53 per share) and now seeks to sell its shares for at least $1.15. As noted in our comment above, it also appears that the warrants will be exercised for $0.80 and $1.10 per share. Your discussion in this section should disclose these premiums and explain the factors which explain the premium that is being received in this short time-frame.

We have revised the section on page 12 to describe the factors considered in determining the fixed offering price and note that the price is in excess of the price paid for such shares by Barron.

Selling Stockholders. p. 10

36.	Please disclose the individual with voting and dispositive power over the shares held by Biosafe.

Biosafe is no longer a selling stockholder and has been removed from the table.

September 2006 Private Placement to Barron Partners, L.P., page 12

37.
Please revise the discussion to quantify the liquidated damages you will be required to pay if you are unable to compose an audit and compensation committee consisting of independent directors. Is there a deadline for composing these committees? Have you considered whether your ability to recruit independent directors is a risk that should be discussed in the risk factor section?

The first bullet point on page 13 of the section has been revised to quantify the rate of liquidated damages and to state the independent directors have been elected so as to currently satisfy the related covenant.

Plan of distribution, page 13

38.	You state that Biosafe and Barron may be deemed underwriters. The use of "may be" in this situation is not appropriate as both are underwriters. Please revise the disclosure accordingly.

Biosafe is no longer a selling stockholder. For the reasons cited in our response to Comment # 8, we do not believe that Barron is an underwiter with respect to the offering contemplated by the registration statement.

Business, page l6

39.	As it appears you are not involved in the manufacturing of clinical diagnostic products, please revise the first sentence accordingly.

The first paragraph of the section on page 17 has been revised to delete the reference to manufacturing.

Our diagnostic products business, p. 16

40.	Please provide support for the following statements:

•	Individuals who need testing often avoid it because of the hassle and fear or apprehension of having blood drawn;

This statement is based upon customer surveys conducted by Biosafe Laboratories in 2000 and 2001 and the fourth sentence of the first paragraph has been revised to state such fact.

•	Your products are readily accepted alternatives to traditional testing;

The last sentence of the first paragraph of the section has been modified to indicate  that it is the Company’s belief, rather than an absolute fact, this is the case. The  Company bases its belief on its experience and the results of customer surveys  conducted by Biosafe in 2000 and 2001.

•	Your products are widely accepted; and

The last sentence of the first paragraph of the section has been modified to indicate  that it is the Company’s belief, rather than an absolute fact, this is the case.

•	Your testing method has attracted thousands of new consumers who were previously reluctant.

This sentence has been deleted.

Additionally, revise your document to clarify who considers your product to be a readily accepted alternative. For example, is it the users, health care providers, etc.?

The last sentence of the first paragraph of the section has been modified to state that consumers consider the product to be a readily accepted alternative.

41.
Similarly, you have included a table showing the benefits of your product on four different criteria and a second table showing size of patient groups. Please revise provide a third party citation for the assertions in both tables or delete them from the registration statement. In addition, you should state where the information originates, as opposed to simply citing Dr. Michelson or stating "estimated with heart disease," Finally, provide us with copies of all supporting materials. These documents should be marked to indicate information supporting your statements.

The two tables have been deleted in their entirety.

42.
On page 21, you state that in some testing instances, the value of a test would be increased with more immediate, while you wait, results, Please revise to identify the tests that would be more valuable with immediate results.

The statement has been deleted.

Markets for our products, page 22

43.
On page 22, you cite the following example for your claim that your technology is a broad platform from which additional tests can be quickly derived: "expected time from proof of concept to FDA clearance for extension products is down to just six to ten months and at a probable cost of approximately $1,000,000.” This statement implies FDA clearance which is inappropriate. You may state that additional tests are “often” or “sometimes” quickly derived and state the timing and cost of recent extension product clearances but you cannot imply that clearances are expected to be obtained in six to ten months with an expected cost of $1,000,000.

The third bullet point on page 22 has been revised to avoid inappropriate implications.

Our License Agreement with Biosafe, page 23

44.	Please quantify the minimum annual unit sales requirement.

The minimum requirements have been added to the next to last sentence of the first paragraph of the section on page 23.

Patents, Trade Secrets and Trademarks, page 23

45.	Please revise to disclose when the licensed patents expire.

The section has been revised to state the expiration date of each patent.

Directors, Executive officers.... p. 25,

46.	You must include a five year biography for both Mr. Sosnowik. You have not described Mr. Sosnowik's activities between 2004 and August, 2006. Please revise accordingly.

The discussion on page 26 of Mr. Sosnowik’s business experience has been revised to cover  the period from 2004 to August 2006.

Certain relationships and related party transactions, p. 29

47.
Please revise your document to include all information required by Item 404 of Regulation SB here in this section, rather than cross referencing to other parts of the document. Additionally, it appears your reference to the agreement between Lab 123 should be a reference to Biosafe and Lab 123. Please revise accordingly.

An additional paragraph has been added to the section on page 30 to set forth additional information required by Item 404 of Regulation SB and the incorrect reference to Lab123 has been changed to Biosafe.

Part II
Item 26, Recent Sales of Unregistered Securities

48.
Please file the August 30, 2006 agreement that is referenced in your employment agreement with Mr. Sosnowik as an exhibit to the registration statement The agreement relates to the shares of restricted stock that were issued to Mr. Sosnowik.

There is no other August 30, 2006 agreement referenced in Mr. Sosnowik’s employment agreement and no such agreement exists. All of the terms regarding restricted stock issued to Mr. Sosnowik are set forth in his employment agreement.

49.	Please include a description of the agreement that conforms to the requirements of Item 701 of Regulation SB. The cross-reference you have included is not appropriate for the registration statement.

Item 26 has been revised to describe the terms of the various agreements under which unregistered securities were issued.

Financial Statements
Statement of Operations, page F-3

50.
You state the CEO is providing office space at no charge to the Company (except for office related out-of-pocket expenses). In subsequent financial statements please include provisions to recognize the fair value of the office space as contributed services provided to the Company or advise us why this is not appropriate. See Staff Accounting Bulletin Topic 1:B.1, for guidance.

Such provisions will be included in subsequent financial statements.

Note 3 - Summary of Significant Accounting Policies, page F-7

51.	Please disclose your revenue recognition policy.

The revenue recognition policy has been added as the first subsection to Note 3 to the Financial Statements on page F-7 of the Financial Statement

Note 6 - Subsequent Events, page F-10

52.
Please tell us and disclose how you plan to account for the Series A Convertible Preferred Stock and the associated warrants. Additionally, please disclose the impact this issuance will have on the financial statements. In your response, please ensure that you identify each of the embedded derivatives and management's assessment of the accounting treatment of each embedded derivative under SFAS 133 and EITF 00-19, including, but not limited to, the registration rights agreement and the variable conversion price. Lastly, please tell us how the registration rights agreement and the cashless exercise provision will effect the accounting treatment of the warrants.

The Series A Preferred will be accounted for in accordance with Emerging Issues Task Force ("EITF") No. 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" ("EITF 98-5"), EITF No. 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments" and EITF No. 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF 00-19").

The Series A Preferred does not have redemption rights, and is convertible into a determinable number of shares. The Series A Preferred can be converted into unregistered shares and the Company has sufficient authorized and unissued common shares available. Accordingly, the Series A Preferred will qualify as permanent equity. Although the Series A Preferred has a reset contingent provision, such reset has a floor. Consequently, there is maximum determinable amount of common shares the Series A Preferred can be convertible into for which the Company has sufficient authorized and unissued shares. In addition, under no circumstances were cash settlements required under the conversion option and warrants. Upon issuance of the Series A Preferred the Company will recognize an effective beneficial conversion feature of approximately $524,000 based upon the relative fair values of the underlying securities issued. This beneficial conversion feature will be recorded as a deemed preferred stock dividend.

The warrants and conversion option were accounted for under EITF No. 00-19 and Statement of Financial Accounting Standard ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No 133"), the warrants and conversion option is exercisable into a determinable number of shares, can be settled in unregistered shares and the Company has sufficient authorized and unissued common shares available to settle. The warrants and conversion option were not deemed to be a derivative liability in accordance with SFAS No. 133 (par 11) as the contracts were indexed to the Company's own stock and qualify as equity in the balance sheet.

The Company determined that registration rights agreement provides for penalty shares of the Series A Preferred for which the Company has sufficient authorized and unissued shares for the maximum amount issuable and does not require cash settlement. As noted above in accordance with SFAS No. 133 and EITF 00-19 the cashless exercise provision results in equity accounting for the above mentioned warrants.

Very truly yours,

/s/ Darren Ofsink

Darren Ofsink